UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 21, 2013

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item

1.	Press release

Item 1

AVG Reports Fourth Quarter and Fiscal Year 2012 Financial Results

Revenue Grows 31 Percent in Fiscal Year 2012; Reports 2012 GAAP diluted EPS of $0.84 and Non-GAAP diluted EPS of $1.40; Provides Strong Fiscal Year 2013 Outlook

AMSTERDAM, February 21, 2013 — AVG Technologies N.V. (NYSE: AVG) today reported results for the fourth quarter and fiscal year ended December 31, 2012.

Revenue for the fourth quarter of 2012 was $95.2 million, compared with $74.3 million in the fourth quarter of 2011, an increase of 28 percent. Net income for the fourth quarter of 2012 was $4.9 million, or $0.09 per diluted ordinary share, based on 54.5 million weighted-average diluted ordinary shares outstanding. This compares with a net loss of $0.03 per diluted ordinary share in the equivalent period last year based on 36 million diluted ordinary shares. Net cash flow provided by operations was $41.2 million in the fourth quarter, an increase of over 100 percent compared with $20.2 million for the same period last year.

User numbers were 146 million at December 31, 2012, an increase of 38 million or 35 percent compared with the prior year. Non-GAAP adjusted net income for the fourth quarter was $17.3 million or $0.32 per diluted ordinary share. This compares with non-GAAP adjusted net income of $10.9 million, or $0.21 per diluted ordinary share, for the same period of the prior year.1 Unlevered free cash flow was $36.5 million for the quarter, compared with $24.4 million for the prior year.

“Our strong fourth quarter reflects the successful release of AVG’s 2013 product editions in September. The subscription software business delivered 18 percent growth in the fourth quarter and deferred revenues grew $19 million which helps to position us for predictable software growth in 2013,” said JR Smith, CEO of AVG Technologies. “Platform revenue continued to contribute meaningfully and we took significant steps toward our strategy to diversify this revenue stream by signing important new search contracts with Google and Yahoo!. We had 100 percent growth in operating cash flow in the quarter to over $40 million reflecting a 43 percent cash margin — driven by our strong operational efficiency and cost optimization and underpinned by our cost-efficient online business model.”

For the fiscal year 2012, revenue was $356.0 million, compared with $272.4 million in 2011, an increase of 31 percent. Net income for fiscal year 2012 was $45.8 million, or $0.84 per diluted ordinary share, based on 54.3 million weighted-average diluted ordinary shares outstanding, compared with net income of $100.4 million, or $1.69 per diluted ordinary share, based on 39.0 million weighted-average diluted ordinary shares outstanding for fiscal year 2011. Fiscal year 2011 included a tax benefit of $56.3 million.

[1]

Non-GAAP adjusted net income per non-GAAP diluted ordinary share is calculated based on adjusted net income including earnings attributable to preferred shares in 2011. Non-GAAP results for the fourth quarter of 2012 exclude $5.4 million in share-based compensation expense, $2.3 million in acquisition amortization, $5.1 million in charges associated with the rationalization of the Company’s global operations and $2.1 million in other charges described in the Notes to Non-GAAP Adjustments following the Reconciliation of GAAP measures to Non-GAAP measures, offset by a $2.5 million adjustment to normalize to a tax rate of 14 percent. For further details, see the reconciliation note at the end of this press release.

Non-GAAP adjusted net income for 2012 was $76.2 million, or $1.40 per diluted ordinary share. This compares to non-GAAP adjusted net income of $56.5 million, or $1.11 per diluted ordinary share, for the prior year. Non-GAAP results for fiscal 2012 exclude $16.2 million in share-based compensation expense, $8.2 million in acquisition amortization, and $7.2 million in rationalization and other charges, offset by a $1.3 million adjustment to normalize to a tax rate of 14 percent. This compared with $6.4 million in share-based compensation expense, $4.5 million in acquisition amortization, and $3.7 million in acquisition related charges, offset by a $56.5 million adjustment to normalize to a tax rate of 14 percent, in 2011.

Deferred revenue as of December 31, 2012 was $181.2 million, compared with $151.1 million as of December 31, 2011. Cash and cash equivalents totaled $51.9 million and net debt was $45.3 million as of December 31, 2012 compared with $60.7 million and $164.7 million respectively at December 31, 2011.2

AVG generated $119.3 million in cash from operating activities in fiscal year 2012, compared with $82.9 million in 2011. Non-GAAP unlevered free cash flow was $115.8 million, or $2.13 per diluted ordinary share, for the fiscal year 2012, representing a 33 percent conversion rate and 29 percent growth over the $89.6 million reported in the previous year.

“The fourth quarter wrapped up a great year for AVG — a year of expansion, diversification and growth. We made significant progress in mobile, privacy and the cloud, closing the year with a broader product line that helps to position us well as we move into 2013. We entered into a non-exclusive search contract with Google and signed additional search contracts including a search and software distribution agreement with Yahoo!. We diversified beyond security with more than half of our revenue coming from other areas such as search and PC optimization. Our user base at December 31, 2012 was 146 million, representing a 35 percent year over year increase; including the expansion of our mobile footprint to 26 million users,” continued Smith. “Turning to our financial performance, we grew revenue, cash flow and the bottom line while increasing both operating and net income margins. In summary, we closed our first year as a public company in a much stronger place than we entered it, and I would like to thank all of our employees, customers, business partners and investors who contributed to this achievement.”

[2]	Net debt represents current and non-current debt less cash and cash equivalents.

Financial Outlook

Based on information available as of February 21, 2013, AVG is providing the following financial outlook for fiscal year 2013:

•	Revenue is expected to be in the range of $408 million to $420 million.

•	Net income is expected to be in the range of $70 million to $75 million; diluted EPS is expected to be in the range of $1.24 to $1.33.

•	Non-GAAP adjusted net income is expected to be in the range of $95 million to $105 million; non-GAAP diluted EPS is expected to be in the range of $1.68 to $1.88.

•

Operating cash flow is expected to be in the range of $140 million to $150 million; non-GAAP unlevered free cash flow is expected to be in the range of $130 million to $140 million representing $2.30 to $2.50 of free cash flow per diluted ordinary share.

Similarly, AVG is providing the following financial outlook for the first quarter of 2013:

•	Revenue is expected to be in the range of $95 million to $98 million.

•	Net income is expected to be in the range of $11 million to $14 million; diluted EPS is expected to be in the range of $0.20 to $0.25.

•	Non-GAAP adjusted net income is expected to be in the range of $20 million to $22 million; non-GAAP diluted EPS is expected to be in the range of $0.35 to $0.40.

AVG’s expectation of non-GAAP adjusted net income for the first quarter of 2013 and fiscal year 2013 excludes share-based compensation expense and acquisition amortization and assumes a tax rate of 14 percent. For the purpose of calculating diluted EPS and non-GAAP diluted EPS, the Company assumes approximately 56.3 million weighted-average shares outstanding.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its fourth quarter and fiscal year 2012 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or by calling 1 (877) 941-8416 (United States and Canada) or +1 (480) 629-9808 (International).

A replay of the webcast can be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available through February 28, 2013 by calling 1 (800) 406-7325 (United States and Canada) or +1 (303) 590-3030 (International), (conference passcode required: 4592425#).

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures including the following: non-GAAP adjusted net income, non-GAAP adjusted net income per diluted ordinary share and non-GAAP unlevered free cash flow. The presentation of this supplemental non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with generally accepted accounting principles in the United States. In particular, adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow should not be considered as measurements of the Company’s financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income, cash flow from operations or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of the Company’s liquidity. Adjusted net income, adjusted net income per diluted share and unlevered free cash flow have limitations as analytical tools and should not be considered in isolation from, or as substitutes for, analysis of AVG’s results of operations, including its cash flows, as reported under U.S. GAAP. Some of the limitations of adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow as financial measures are:

•

they do not reflect the Company’s future requirements for capital expenditure or contractual commitments, nor, in the case of the income measures, do they reflect the actual cash contributions received from customers;

•	except in the case of free cash flow, they do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•

although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in AVG’s industry may calculate these measures differently than AVG does, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

AVG is providing these non-GAAP financial measures because it believes that such measures provide important supplemental information to management and investors about the Company’s core operating results, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook. AVG management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of U.S. GAAP to non-GAAP Financial Measures.” All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, EPS, operating cash flow, non-GAAP adjusted net income, non-GAAP EPS and non-GAAP unlevered free cash flow for the three-month period ending December 31, 2012 and/or the fiscal year ending December 31, 2012. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in the Company’s growth strategies; changes in the Company’s future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the number of the Company’s active users; potential effects of changes in the applicable search guidelines of our search partners; the termination of or changes to the Company’s relationships with its partners, including Google, and other third parties; changes in the Company’s and its partners’ responses to privacy concerns; the ability for the company to successfully diversify its portfolio of search partners; the Company’s plans to launch new products and online services and monetize its full user base; the Company’s ability to attract and retain active and subscription users; the Company’s ability to retain key personnel and attract new talent; the Company’s ability to adequately protect its intellectual property; flaws in the Company’s internal controls or IT systems; the Company’s geographic expansion plans; the anticipated costs and benefits of the Company’s acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the Company’s legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the Company’s products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company’s reports on Form 6-K and Form 20-F. The Company’s results of operations for the fourth quarter and full year ended December 31, 2012 are not necessarily indicative of the Company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of our website at http://investors.avg.com. Information on our website is not part of this release. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG’s mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG’s powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG’s software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 146 million active users as of December 31, 2012 and offers a product portfolio that targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software.

AVG Technologies N.V.

Condensed Consolidated Balance Sheets

(In thousands of U.S. Dollars)

	December 31, 2011	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$60,740	$51,890
Restricted cash	—	514
Trade accounts receivable, net	25,363	32,664
Inventories	883	702
Deferred income taxes	18,394	24,361
Prepaid expenses	3,975	5,080
Prepaid share issuance cost	6,820	—
Other current assets	6,363	6,684

Total current assets	122,538	121,895
Property and equipment, net	12,436	14,594
Deferred income taxes	59,750	53,805
Intangible assets, net	35,035	41,207
Goodwill	71,367	81,276
Investment in equity affiliate	511	—
Investments	9,750	9,750
Other assets	248	939

Total assets	$311,635	$323,466

LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$11,035	$8,757
Accrued compensation and benefits	15,941	20,682
Accrued expenses and other current liabilities	30,878	29,680
Current portion of long-term debt	41,125	12,226
Income taxes payable	4,161	3,343
Deferred tax liabilities	—	1,091
Deferred revenue	120,269	148,308

Total current liabilities	223,409	224,087
Long-term debt, less current portion	184,315	85,005
Deferred revenue, less current portion	30,839	32,848
Other non-current liabilities	3,397	4,096

Total liabilities	441,960	346,036

Class D preferred shares	191,954	—

Ordinary shares	476	722
Additional paid-in capital (Distributions in excess of capital)	(388,225)	(130,432)
Treasury shares	—	(3,826)
Accumulated other comprehensive loss	(6,324)	(4,090)
Retained earnings	71,794	115,056

Total shareholders’ deficit	(322,279)	(22,570)

Total liabilities, preferred shares and shareholders’ deficit	$311,635	$323,466

AVG Technologies N.V.

Condensed Consolidated Statements of Comprehensive Income

(In thousands of U.S. Dollars, except for share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2011	2012	2011	2012
Revenue:
Subscription	$45,583	$53,648	$175,654	$196,858
Platform-derived	28,716	41,557	96,738	159,108

Total revenue	74,299	95,205	272,392	355,966

Cost of revenue:
Subscription	6,087	7,467	23,374	27,064
Platform-derived	1,332	7,106	7,849	27,320

Total cost of revenue	7,419	14,573	31,223	54,384

Gross profit	66,880	80,632	241,169	301,582
Operating expenses:
Research and development	10,530	16,504	35,008	55,485
Sales and marketing	23,029	28,488	76,933	92,198
General and administrative	24,726	24,903	60,710	73,491

Total operating expenses	58,285	69,895	172,651	221,174

Operating income	8,595	10,737	68,518	80,408
Other expense, net	(4,826)	(5,207)	(17,104)	(22,939)

Income before income taxes and loss from investment in equity affiliate	3,769	5,530	51,414	57,469
Benefit (Provision) for income taxes	(2,952)	(296)	49,260	(11,141)
Loss from investment in equity affiliate	(62)	(333)	(242)	(511)

Net income	755	4,901	100,432	45,817

Comprehensive income	$(1,087)	$5,940	$95,680	$48,051
Earnings per share:
Net income	$755	$4,901	$100,432	$45,817
Preferred share dividends	(1,802)	—	(7,208)	(753)
Distributed and undistributed earnings to participating securities	—	—	(27,513)	—

Net income available to ordinary shareholders - basic	$(1,047)	$4,901	$65,711	$45,064

Net income available to ordinary shareholders - diluted	$(1,047)	$4,901	$65,711	$45,817
Earnings per ordinary share - basic	$(0.03)	$0.09	$1.83	$0.86
Earnings per ordinary share - diluted	$(0.03)	$0.09	$1.69	$0.84
Weighted-average shares outstanding - basic	36,000,000	54,016,616	36,000,000	52,395,427
Weighted-average shares outstanding - diluted	36,000,000	54,528,498	38,974,953	54,308,518

AVG Technologies N.V.

Condensed Consolidated Statements of Cash Flows

(In thousands of U.S. Dollars)

	Three months ended December 31,		Year ended December 31,
	2011	2012	2011	2012
OPERATING ACTIVITIES:
Net income	$755	$4,901	$100,432	$45,817
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation, amortization and impairments	3,905	6,217	11,849	18,869
Share-based compensation	3,384	5,430	6,396	16,183
Deferred income taxes	(4,220)	(1,321)	(56,217)	2,166
Change in the fair value of contingent consideration liabilities	826	202	425	(130)
Amortization of financing costs and loan discount	706	2,416	2,108	5,928
Loss from investment in equity affiliate	63	333	242	511
Loss (gain) on sale of property and equipment	57	9	289	(41)
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	(4,277)	2,451	1,219	(6,178)
Inventories	(168)	239	(293)	197
Accounts payable and accrued liabilities	2,068	1,337	3,445	9,426
Accrued compensation and benefits	2,378	1,224	2,677	1,712
Deferred revenue	11,969	18,135	15,006	27,675
Income taxes payable	423	(171)	1,372	(974)
Other assets	3,437	517	(4,470)	(951)
Other liabilities	(1,111)	(720)	(1,569)	(904)

Net cash provided by operating activities	20,195	41,199	82,911	119,306

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(3,620)	(7,650)	(11,373)	(17,914)
Proceeds from sale of property and equipment	(54)	—	46	83
Cash payments for acquisitions, net of cash acquired	(9,568)	(7,450)	(48,467)	(11,897)
Purchase of investment in debt securities	(9,750)	—	(9,750)	—
Decrease (increase) in restricted cash	—	(514)	—	(514)

Net cash used in investing activities	(22,992)	(15,614)	(69,544)	(30,242)

FINANCING ACTIVITIES:
Payment of contingent consideration	(1,438)	(546)	(4,222)	(11,786)
Payment of deferred purchase consideration	—	(1,600)	—	(3,500)
Proceeds from long-term debt, net of discount	—	—	230,285	—
Debt issuance costs	(423)	—	(7,004)	—
Proceeds from issuance of ordinary shares	—	—	—	64,000
Share issuance costs	(4,703)	—	(4,703)	(8,302)
Proceeds from exercise of share options	—	32	—	379
Excess tax benefit	—	(194)	—	480
Repayment of principal on long-term borrowings	—	(58,087)	(1,125)	(134,137)
Decrease in restricted cash	—	527	1,333	—
Dividends paid	(1,802)	—	(229,893)	(2,555)
Repurchase of own shares	—	—	—	(3,869)
Repurchases of share options from employees	—	(13)	—	(1,035)

Net cash used in financing activities	(8,366)	(59,881)	(15,329)	(100,325)

Effect of exchange rate fluctuations on cash and cash equivalents	(1,385)	(517)	(444)	2,411

Change in cash and cash equivalents	(12,548)	(34,813)	(2,406)	(8,850)
Beginning cash and cash equivalents	73,288	86,703	63,146	60,740

Ending cash and cash equivalents	$60,740	$51,890	$60,740	$51,890

Supplemental cash flow disclosures:
Income taxes paid	$(2,044)	$(2,727)	$(6,746)	$(8,755)
Interest paid	$(4,457)	$(2,935)	$(13,479)	$(15,650)
Suplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$—	$—	$—	$191,954

AVG Technologies N.V.

Reconciliation of GAAP Measures to Non-GAAP Measures

(In thousands of U.S. Dollars, except for users, active users and revenue per average active user data)

	Three months ended December 31,		Year ended December 31,
	2011	2012	2011	2012
Net cash provided by operating activities	$20,195	$41,199	$82,911	$119,306
Less: Payments for property and equipment and intangible assets	(3,620)	(7,650)	(11,373)	(17,914)
Add: Interest expense, net of tax (1)	4,708	2,641	14,861	14,085
Less: Other adjustments, net of tax (see note)	3,159	353	3,159	353

Unlevered free cash flow, adjusted	$24,442	$36,543	$89,558	$115,830

(1) The tax adjustment for interest expense is based on an assumed tax rate of approximately 10%. Beginning in the quarter ended March 31, 2012, for interest expense the Company is using interest paid from the cash flow statement to calculate unlevered free cash flow. For prior periods, for interest expense the Company has continued to use interest expense from the income statement (which includes amortization of financing costs and loan discount). The Company has not adjusted the presentation for prior periods as this change in presentation of unlevered free cash flow, adjusted would not have had a material impact.

Revenue	$74,299	$95,205	$272,392	$355,966
Unlevered free cash flow, adjusted	24,442	36,543	89,558	115,830

Cash conversion	33%	38%	33%	33%

Total Revenue	$74,299	$95,205	$272,392	$355,966
Active users at period end (in millions)	108	146	108	146
Average active users (in millions) (1)	107	145	103	127

Three/twelve months revenue per average active user	$0.69	$0.66	$2.65	$2.80

			Twelve months ended December 31,
			2011	2012
Revenue			$272,392	$355,966
Active users at period end (in millions)			108	146
Average active users (in millions) (1)			103	127

Rolling twelve months revenue per average active user			$2.65	$2.80

(1) The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

AVG Technologies N. V.

Reconciliation of GAAP Measures to Non-GAAP Measures

(In thousands of U.S. Dollars, except for shares and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2011	2012	2011	2012
Gross profit	$66,880	$80,632	$241,169	$301,582
Add back:
- Share based compensation	4	(2)	21	(1)
- Acquisition amortization	953	1,283	2,541	4,547
- Other adjustments (see note)	—	57	—	57

Non-GAAP adjusted gross profit	$67,837	$81,970	$243,731	$306,185

Revenue	$74,299	$95,205	$272,392	$355,966

Non-GAAP adjusted gross profit margin	91%	86%	89%	86%

Operating expenses	$58,285	$69,895	$172,651	$221,174
Less:
- Share-based compensation	(3,380)	(5,432)	(6,375)	(16,184)
- Acquisition amortization	(953)	(1,002)	(1,925)	(3,668)
- Other adjustments (see note)	(3,673)	(7,156)	(3,673)	(7,156)

Non-GAAP adjusted operating expenses	$50,279	$56,305	$160,678	$194,166

Operating income	$8,595	$10,737	$68,518	$80,408
Add back:
- Share-based compensation	3,384	5,430	6,396	16,183
- Acquisition amortization	1,906	2,285	4,466	8,215
- Other adjustments (see note)	3,673	7,213	3,673	7,213

Non-GAAP adjusted operating income	$17,558	$25,665	$83,053	$112,019

Revenue	$74,299	$95,205	$272,392	$355,966

Non-GAAP adjusted operating income margin	24%	27%	30%	31%

Net income	$755	$4,901	$100,432	$45,817
Add back:
- Share-based compensation	3,384	5,430	6,396	16,183
- Acquisition amortization	1,906	2,285	4,466	8,215
- Other adjustments (see note)	3,673	7,213	3,673	7,213
- Benefit (Provision) for income taxes	2,952	296	(49,260)	11,141

Adjusted profit before taxes	12,670	20,125	65,707	88,569
Less: Tax effect (1)	(1,774)	(2,818)	(9,199)	(12,400)

Non-GAAP adjusted net income	$10,896	$17,307	$56,508	$76,169

(1) Adjusted for impact of normalized tax rate of 14%

Weighted-average shares outstanding - diluted (in thousands)	39,386	54,528	38,975	54,309
Add back: Class D preferred shares (in thousands)	12,000	—	12,000	—

Non-GAAP fully diluted shares (in thousands)	51,386	54,528	50,975	54,309

Non-GAAP adjusted net income	$10,896	$17,307	$56,508	$76,169

Non-GAAP EPS, diluted	$0.21	$0.32	$1.11	$1.40

Share-Based Compensation
(In thousands of U.S. Dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2011	2012	2011	2012
Cost of revenue	$(4)	$2	$(21)	$1
Research and Development	(97)	(378)	(1,116)	(1,652)
Sales and Marketing	(335)	(349)	(949)	(2,036)
General and Administrative	(2,948)	(4,705)	(4,310)	(12,496)

Share-based compensation	$(3,384)	$(5,430)	$(6,396)	$(16,183)

Acquisition Amortization
(In thousands of U.S. Dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2011	2012	2011	2012
Cost of revenue	$(953)	$(1,283)	$(2,541)	$(4,547)
Research and Development	—	(4)	(55)	(10)
Sales and Marketing	(953)	(998)	(1,870)	(3,658)

Acquisition amortization	$(1,906)	$(2,285)	$(4,466)	$(8,215)

AVG Technologies N.V.

Reconciliation of GAAP Measures to Non-GAAP Measures

Notes to Non-GAAP Adjustments

Tax adjustment

The Company’s profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge. In particular, the Company’s entry into an innovation tax regime in the Netherlands resulted in a significant tax credit in June 2011, which will be reversed in future periods. In order to remove the period to period impact of these variations, the Company has used an estimated normalized tax rate of approximately 14% in its historic financial reporting and future projections to better reflect the core operational changes in the business. The normalized tax rate of approximately 14% is based on an estimate of the Company’s future cash tax rate as well as its recent cash and income statement tax charges. The tax rate reflected on the income statement for 2011 and 2012 was on average approximately 12.7% respectively 19.4% and the tax paid reflected on the cash flow statement in 2011 and 2012 was approximately respectively 13.1% and 15.2%.

Preferred Share Adjustment

During the 2011 fiscal year the Company had 12 million preferred shares which were entitled to a preferred dividend of approximately $1.8 million per calendar quarter, as well as their pro rata amount of net income assuming distribution to each separate class of shareholder. These shares were excluded from calculations of net income available to ordinary shareholders. At the time of the Initial Public Offering these shares converted to ordinary shares on a 1 for 1 basis, and preferred dividends are no longer payable. In order to reflect the underlying income attributable to ordinary shareholders in the non-GAAP calculation of adjusted net income per diluted share, the Company has included net income available to all shareholders, including the holders of preferred shares. The Company believes that these non-GAAP adjustments will allow it to present core financial trends more consistently during the periods before and after conversion of the preferred shares to ordinary shares.

Other adjustments

Other adjustments between GAAP and Non-GAAP measures in the fourth quarter of 2012 comprise $5.1 million in charges associated with the rationalization of the Company’s global operations and $2.1 million in acquisition related charges. In the fourth quarter of 2011 the Company recorded an adjustment of $3.7 million related to acquisition related charges.

Contacts:

Erica Abrams

The Blueshirt Group for AVG

415-217-5864

erica@blueshirtgroup.com

Matt Hunt

415-489-2194

matt@blueshirtgroup.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: February 21, 2013	By:	/s/ John Little
in Amsterdam		Name:	John Little
		Title:	Chief Financial Officer and Managing Director